J. M. Walker & Associates

Attorneys At Law

7841 South Garfield Way

Centennial, CO 80122

303-850-7637 telephone

jmwalker85@earthlink.net

303-482-2731 facsimile

December 16, 2011

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:

American Business Services, Inc.

Registration Statement on Form S-1

Filed October 26, 2011

File No. 333-177525

Dear Ms. Wray:

We have reviewed the comment letter dated November 22, 2011 and have the following responses.

General

1.

On the outside back cover page of your prospectus, please advise dealers of their prospectus delivery obligation. See Item 502(b) of Regulation S-K. Alternatively, explain to us why you do not believe this disclosure is required.

This information was included on page 52 on the originally filed Form S-1 and on page 53 of the amended Form S-1.

Prospectus Summary, page 6

2.

Please clearly define the acronym “ABS” where the term is first used in the filing.

The acronym has been defined.

3.

We note your disclosure that “from inception through 2010, [you] have had $1,400,000 in revenues.” This metric (revenues since inception) does not appear to be one of the most significant aspects of your offering. Further, we note that this metric spans twenty years, and its disclosure is not balanced with disclosure of your aggregate expenses and net losses for the same period. Accordingly, please remove this disclosure where it appears in the registration statement.

This disclosure has been deleted.

4.

Your summary states that you have 6 million shares of common stock outstanding prior to the offering. This figure does not appear to include the 480,000 shares you issued in September 2011 to eight individuals or entities, according to disclosure elsewhere in the filing. Please revise your disclosures throughout your registration statement to ensure consistency and accuracy with respect to the number of outstanding shares.

This number has been corrected to 6,480,000 shares.

Risk Factors, page 8

General

5.

Please review each risk factor heading to ensure it clearly conveys a separate, detailed risk to investors regarding your company, industry or offering. Many of the headings merely state a fact without fully describing the associated risks. Please revise, and consider using complete sentences as your risk factor headings.

The risk factors have been updated to provide more information in the headings.

“10. Our executive officer presently owns 100%...,” page 11

6.

You state here that Phil E. Ray “presently owns 100% of [your] outstanding common stock.” However, we note disclosure on page 33 that Mr. Ray owns 92.59% of your outstanding stock “based upon 6,480,000 outstanding common shares as of October 25, 2011.” Please revise these disclosures as appropriate to ensure consistency and accuracy.

The information has been updated to reflect the correct amount of outstanding stock owned by Mr. Ray.

Plan of Distribution and Selling Security Holders, page 14

7.

We note the following statement: “This prospectus permits our officers and directors to sell the common shares directly to the public....” Please revise to avoid suggesting that the existence of the prospectus somehow authorizes offering activities on the part of your officers and directors.

The disclosure has been removed for clarity.

8.

Your disclosure indicates that your officers and directors will be marketing the securities. Please advise us of the basis for each individual's participation in the offering without registration as a broker-dealer through Section 15(b) of the Securities Exchange Act of 1934. If you are relying upon Rule 3a4-1 of the Exchange Act, please advise and explain how each element of the safe harbor is satisfied for each individual.

The disclosure has been updated to demonstrate that the officers fall under the safe harbor of Rule 3a4-1.

Description of Business, page 18

9.

Please revise the disclosure regarding your existing operations to explain more specifically and clearly the nature of the consulting services the company provides, as well as how and in what form you generate revenues. In this regard, please expand upon the following disclosures: “We consult with companies in the areas of marketing, raising capital, assisting companies in filing corporation documents, going public, going private, restructuring their company, and other areas which might be helpful to ABS. We are paid a consulting fee, usually in cash and sometimes with stock.” Describe in materially-complete detail the specific services you provide, and provide quantitative disclosure regarding the fees received in cash and those received in stock. Please also supplementally provide us with a description of each of the company’s active consulting engagements during the past fiscal year, and tell us the form and amount of consideration received in connection with each such engagement.

Disclosure has been updated to more clearly describe the operation of the business.

10.

We note your characterization of opportunities in the field of formatting financial statements and XBRL as “enormous.” Please substantiate or revise this characterization.

The disclosure was removed for clarity.

11.

We note your disclosure that you presently have “over 11,000 attorneys, accountants and others in [your] database.” Please clarify this disclosure to indicate whether or not your database contains anything other than contact information and other basic information.

The disclosure was removed for clarity.

12.

We note your disclosure of “individuals [you] communicate with on a regular basis.” Please clarify this disclosure to indicate the nature of this communication (e.g. telephone solicitations, mail advertisements, e-mail advertising, face-to-face business meetings).

The disclosure was removed for clarity.

13.

We note your disclosure that “most [attorneys] will not consider preparing the documents for XBRL.” We further note your other disclosures regarding the behavior of law firms and “beliefs” regarding the supply and demand of next XBRL preparation services. Please substantiate these claims.

The disclosure has been removed for clarity.

Employees, page 23

14.

We note your disclosure that you “have no employees other than [your] executive officer.” Please tell us whether A. Terry Ray, whom you disclose is the company’s secretary, is also an employee, and revise your filing as necessary.

The disclosure has been revised for clarity.  The disclosure now states: “At this time, we have no employees other than Phil E. Ray, our executive officer, who is also a director, and A. Terry Ray, our secretary and treasurer.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 28

15.

In disclosure at the top of page 29 you indicate that the inability to raise funds will have a severe negative impact on the company’s ability to remain a viable company. This statement appears contradictory to your statements in your Plan of Operations discussion that current cash balance and revenues are sufficient to fund current operations and that the purpose of the offering is to add services and staff.Please revise your disclosure for consistency.

This disclosure was removed for clarity.

16.

As a related matter, considering that the company reported net cash used for operating activities for the years 2009 and 2010 and the six-months ended June 30, 2011, please revise your disclosure to clearly explain your basis for asserting that the company’s current cash balance and revenues are sufficient to fund operations. Refer to Item 303(a)(1) of Regulation S-K.

The disclosure was revised to say that we have insufficient funds to sustain current operations.

17.

You disclose cash flows related to notes receivable; however, you do not provide an explanation of the nature and purpose for such receivables. Considering that these loans appear to be provided to entities related by common control and have associated reserves established, please revise to disclose the reasons for the loans and how such loans fit into the company’s liquidity management polices and plan of operations. Describe the impact of collection delays and problems arising during the periods presented. Refer to Item 303(a)(1) of Regulation S-K.

The disclosure has been expanded as required.

Results of Operations, page 28

18.

Please revise to disclose the nature of the transactions and securities that resulted in the significant gain on sale of marketable securities recognized during 2010, including an explanation of when and how the company initially acquired the securities. Refer to Item 303(a)(3) of Regulation S-K.

The disclosure has been expanded as required.

Certain Relationships and Related Transactions, page 34

19.

We note your disclosure indicating that the company has an outstanding loan in principal amount of $30,000 to its executive officer Mr. Ray. Please provide us with an explanation of how you believe this arrangement will comport with Section 13(k) of the Exchange Act.

We have reviewed Section 13(k) of the Exchange Act.  The $30,000 amount to Phil Ray in 2010 has been recategorized by the Company to compensation expense.

20.

Further, we note your disclosure on page 27 of the company’s outstanding loans, several of which appear to constitute related party transactions within the meaning of Item 404 of Regulation S-K. Please ensure that you provide disclosure that is fully responsive to Item 404(d) with respect to all of the company’s related-party transactions, including any related-party loans.

The promissory notes receivable disclosure has been updated to more fully comply with Item 404(d) of Regulation S-K.

Consolidated Financial Statements

General

21.

Please note the updating requirements of Rule 8-08 of Regulation S-X when filing your next amendment.

Financial statements have been updated through September 2011.

Phil E. Ray American Business Services, Inc. November 22, 2011 Page 5

Report of Independent Registered Public Accounting Firm, page 42

22.

Please file a revised audit report that includes an updated date related to the company’s disclosure regarding the evaluation of subsequent events. Refer to PCAOB Interim Auditing Standards AU Section 530.

Opinion letter has been updated.

Consolidated Statements of Operations, page 44

23.

We note your disclosure on page 23 that in October 2011 the company changed its tax reporting status to a C corporation. Please revise to disclose pro forma tax expense based on statutory rates and the resultant pro forma earnings/loss per share data for the periods presented. Include a related financial statement footnote explaining the pro forma presentation and also disclosing the pro forma effect of undistributed earnings reclassified to paid-in capital to reflect the constructive distribution to the owners followed by a contribution to the capital of the corporate entity. Refer to SAB Topics 1.B.2 and 4.B.

Pro forma tax disclosures have been added to the bottom of the consolidated statements of operations, and to the income tax section of footnote 1.  Regarding the Staff’s request that the Company disclose pro forma undistributed earnings information, SAB 4.B is directed to companies that have undistributed earnings on the date of S election termination, the Company had no undistributed earnings at the end of September 2011 immediately prior to S election termination, and therefore does not believe SAB 4.B applicable in this case.

Consolidated Statements of Cash Flows, page 46

24.

You report cash proceeds from the sale of marketable securities in 2010; however we do not note a corresponding cash outflow related to the purchase of such securities. On page 50 in your financial statement footnote regarding marketable securities, you disclose that the holdings were acquired and sold during 2010. Please revise your statements of cash flows to disclose the cash flows related to the purchase of securities or include an explanation in your footnote of how the company acquired the securities at no cost.

Disclosure has been added to the marketable securities section of footnote 1.

Notes to Consolidated Financial Statements

General

25.

Please include a financial statement footnote regarding management’s evaluation of subsequent events. Refer to ASC 855-10-50-1.

The disclosure has been updated in footnote 4.

Item 17. Undertakings, page 55

26.

We note that you agreed to certain undertakings if you are relying on Rule 430B or other undertakings if you are subject to Rule 430C. Please select the rule on which you are relying and provide the appropriate undertaking for only that rule.

Disclosure has been updated to disclose the appropriate undertaking for the appropriate rule.

Signatures, page 58

27.

We note the signatures located on the last page of your registration statement. Please revise the preamble to the signature on behalf of the registrant to match the specific language prescribed by Form S-1.

The signatures disclosure has been updated to properly conform to the specific language prescribed by Form S-1.

Exhibit 3.1. Articles of Incorporation and Amendment

28.

This exhibit appears to be incomplete. In this regard, we note that the first page of your articles of incorporation is missing. Please revise to file the complete articles of incorporation, or advise.

The exhibit has been updated and filed to display all pages of the articles of incorporation.

Exhibit 5. Legality Opinion

29.

We note your counsel's assumption in its legality opinion that the common shares will be issued. The staff considers it inappropriate for counsel to include in its opinion assumptions that are overly broad. If counsel intends to retain this assumption, it should be narrowed appropriately, for example, to indicate that counsel assumes the shares will be issued in accordance with the plan of distribution as described in the registration statement. See Staff Legal Bulletin Number 19.

The opinion has been updated appropriately.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

␣

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

␣

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

␣

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joyce Sweeney, Staff Accountant at (202) 551-3449 or Patrick Gilmore, Accounting Branch Chief at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3483 or Mark P. Shuman, Legal Branch Chief, at (202) 551-3462 with any other questions.

cc:

Via E-Mail Jody M. Walker J. M. Walker & Associates Attorneys At Law

Sincerely, /s/ Katherine Wray

Katherine Wray Attorney-Advisor